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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                            FINANCIAL INTRANET, INC.
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                                (Name of Issuer)

                          COMMON STOCK, $.001 par value
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                         (Title of Class of Securities)

                                     317604
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                                 (CUSIP Number)

                     JOHN M. MANN, C/O MAYER, BROWN & PLATT
                  700 LOUISIANA, SUITE 3600, HOUSTON, TX. 77002
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  April 5, 2001
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             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

            Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)



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      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                  SCHEDULE 13D

CUSIP NO. 317604
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1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    THE FOUR LIFE TRUST ("Reporting Entity")
    EIN No. 52-7086646
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
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3   SEC USE ONLY

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4   SOURCE OF FUNDS*

    OO
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                       [ ]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Reporting Entity: Isle of Man
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                7   SOLE VOTING POWER
 NUMBER OF
   SHARES           SEE ITEM 5 BELOW
BENEFICIALLY
  OWNED BY          Reporting Entity: 3,459,243
    EACH       -----------------------------------------------------------------
 REPORTING      8   SHARED VOTING POWER
   PERSON
    WITH
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                9   SOLE DISPOSITIVE POWER

                     SEE ITEM 5 BELOW

                     Reporting Entity: 3,459,243
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               10   SHARED DISPOSITIVE POWER


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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     SEE ITEM 5 BELOW

     Reporting Entity: 3,459,243
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     SEE ITEM 5 BELOW

     Reporting Entity: 27.8%
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14   TYPE OF REPORTING PERSON*


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      Reporting Entity:
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



ITEM 1.   Security and Issuer

                   Common Stock, $.001 par value
                   FINANCIAL INTRANET, INC.
                   90 Grove Street, Suite 01
                   Ridgefield, CT 06877

ITEM 2.   Identity and background:

          1.       Reporting Entity
          a.       The Four Life Trust
          b. 3 Floor Murdoch House, South Quay, Douglas, Isle of Man IM 15AS, British Isles
          c.       Principal Business: Trust
          d.       None
          e.       None

          Name of Executive Officers and Principal Members of Reporting Entity

          a.       Andrew Thomas
          b. 3 Floor Murdoch House, South Quay, Douglas, Isle of Man IM 15AS, British Isles
          c.       Trustee
          d.       None
          e.       None
          f.       United Kingdom

ITEM 3.   Source and Amount of Funds or Other Consideration

          Pursuant to the terms of the Agreement and Plan of Reorganization dated March 21, 2001 among Technest.com, Inc. ("Technest"), Financial Intranet, Inc. ("Issuer"), and the Stockholders (the "Agreement"), shares of common stock of Technest, held by the Stockholders were exchanged for shares of the Issuer. The Reporting Entity received 3,459,243 shares of the Issuer's common stock, equating to approximately 27.8% of the Issuer's outstanding shares (after the issuance of all shares pursuant to the Agreement).

ITEM 4.   Purpose of Transaction

                  The Reporting Entity acquired the shares of common stock of the Issuer pursuant to the Agreement described above and incorporated by reference from the Issuer's Current Report on Form 8-K filed on April 19, 2001.

ITEM 5.   Interest in Securities of Issuer

           All of the information given below is as of April 5, 2001. Percentages are based on 12,433,240 shares of Common Stock outstanding as of April 5, 2001.

         Based on such information, the Reporting Entity directly owns and has sole power to vote 3,459,243 shares of Issuer which represents 27.8% of the currently outstanding common stock of the Issuer, after giving effect to the issuance of the shares to the Reporting Entity in this transaction.

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            Neither the Reporting Entity nor any of the other persons named above has sold any shares of Common Stock of the Issuer.


ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            None
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ITEM 7.   Material to be filed as Exhibits

                  1.1 Agreement and Plan of Reorganization dated April 4, 2001 among Technest.com, Inc., Financial Intranet, Inc., and the Stockholders incorporated by reference from the Issuer's Current Report on Form 8-K filed on April 19, 2001.


SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 19, 2001                             THE FOUR LIFE TRUST
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[Date]

                                         By: /S/ Andrew Thomas
                                             -----------------------------------
                                         Title: Trustee
                                                --------------------------------

       The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name of any title of each person who signs the statement shall be typed or printed beneath his signature.




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